April 21, 2014

VIA EDGAR CORRESPONDENCE

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Jay Ingram, Legal Branch Chief

Re: Ekso Bionics Holdings, Inc.

Form 8-K

Filed March 31, 2014

File No. 333-181229

Ladies and Gentleman,

Set forth below is the response of Ekso Bionics Holdings, Inc. (the “Company”) to the comments of the staff of the Securities and Exchange Commission (the “SEC”) provided by a letter dated April 8, 2014. The comment letter relates to the Company’s Form 8-K filed January 31, 2014 (the “Form 8-K”).

For ease of reference, each staff comment is presented below in italics, with the Company’s response immediately following in regular type. Capitalized terms not otherwise defined in this letter have the meanings ascribed to them in the Form 8-K.

General

1.	We are in receipt of your request for confidential treatment in connection with Exhibits 10.25, 10.26 and 10.27. Comments, if any, will be issued in a separate letter.

The Company acknowledges the staff’s comment.

Consolidated Balance Sheets, page F-3

2.	Tell us and disclose the nature of the security issuance costs that you have recorded on the balance sheet. We note at December 31, 2013 this balance represents approximately 14% of total assets and increased $938,000 from December 31, 2012 to December 31, 2013. Tell us and disclose your basis for capitalization and method of amortization as well as how you assess the asset for recoverability.

The security issuance costs relate to expenses associated with the Company’s PPO which closed in the first quarter of 2014 and in which the Company raised gross proceeds of $30.3 million, including the conversion of $5.0 million in 2013 Bridge Notes. Please see Footnote 18 – Subsequent Events of the financial statements contained in the Form 8-K for more detail concerning the Merger and PPO. In accordance with Staff Accounting Bulletin Topic 5A, we deferred specific incremental costs associated with the PPO. These security issuance costs were offset to our Additional Paid-in Capital at the time the PPO was completed and will be incorporated as such in our financial statements and footnotes with the Company’s upcoming Quarterly Report on Form 10-Q for the period ended March 31, 2014.

If you have any questions regarding the above, please do not hesitate to contact our counsel, Michelle Basil of Nutter, McClennen & Fish, at (617) 439-2477.

Thank you,

/s/ Max Scheder-Bieschin

Max Scheder-Bieschin

Chief Financial Officer

Cc:	Nathan Harding

Chief Executive Officer

Michelle Basil

Nutter, McClennen & Fish

Erin Anderman

Nutter, McClennen & Fish